Daniels Corporate Advisory Company, Inc.

Parker Towers, 104-60

Queens Boulevard, 12th Floor

Forest Hills, New York 11375

May 29, 2012

Mr. Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Daniels Corporate Advisory Company, Inc., Amendment No. 11 to Registration Statement on Form S-1, Filed April 5, 2012, File No. 333-169128

Dear Mr. Dang:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated May 18, 2012, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

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Describe how and when a company may lose emerging growth company status;

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Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

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State your election under Section 107(b) of the JOBS Act:

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If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

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If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response:  The requested revisions have been made by adding the following to the prospectus cover page:

We are an emerging growth company as described in the Jumpstart Our Business Startups Act (the “JOBS Act”) which was signed into law on April 5, 2012.  See “Prospectus Summary.”

Response:  We have added the following to the “Prospectus Summary” section beginning on page 8 of the prospectus:

We are an Emerging Growth Company

Pursuant to Section 107 of the Jumpstart Our Business Startups Act (the “JOBS Act”) which was signed into law on April 5, 2012, we have elected to claim the exemption provided to emerging growth companies.

The JOBS Act provides an “IPO on ramp” for “emerging growth companies” (a newly created category of issuer under the Securities Act), which are issuers with annual gross revenues of less than $1 billion during the most recently completed fiscal year.  Emerging growth companies may take advantage of the scaled disclosure requirements that already have been available to “smaller reporting companies” (defined by the Securities Act as companies having a public float of less than $75 million).  The scaled disclosure includes a requirement to include only two, rather than three, years of audited financial statements in the issuer’s initial public offering (“IPO”) registration statement and, during the “IPO on ramp” period, the ability to omit the auditor’s attestation on internal control over financial reporting required by the Sarbanes-Oxley Act of 2002.

Also during the “IPO on ramp” period, emerging growth companies would not need to submit say-on-pay votes to their stockholders (including say-on-pay frequency or golden parachute votes) and would face more limited executive compensation disclosure requirements than larger companies.

Changes to the IPO process itself are likely the most significant aspects of the new emerging growth company regime.  The JOBS Act allows an emerging growth company to submit its IPO registration statement on a confidential basis, with the result that any sensitive information contained in the registration statement would not be immediately publicly available.  The ability for an emerging growth company to maintain confidentiality and avoid disclosing that it is contemplating an offering until it is ready to do so is significant.

However, the initial confidential submission and any subsequent amendments must be publicly filed at least 21 days before the issuer’s road show.  In addition, the JOBS Act permits an emerging growth company to “test the waters” by communicating orally or in writing with qualified institutional buyers or other accredited investors to gauge interest in a contemplated securities offering, even if a registration statement has not yet been filed, and permits analysts to publish research reports about an emerging growth company that is going public even if the analyst’s firm is one of the underwriters in the issuer’s IPO.

These emerging growth company and “IPO on ramp” provisions can be taken advantage of not only by any issuers who go public in the future, but also by any issuer that has consummated an IPO since December 9, 2011.  The “IPO on ramp” period ends upon the earliest of:

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The last day of the fiscal year in which the issuer achieves annual gross revenues of at least $1 billion;

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The last day of the fiscal year following the fifth anniversary of the issuer’s IPO;

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The issuance of more than $1 billion in non-convertible debt during the previous three years; or

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The issuer’s becoming a “large accelerated filer” (which generally is an issuer with at least $700 million in public float).

While the JOBS Act by no means overhauls the IPO process for emerging growth companies, it may help minimize the “time to market” and fill in a gap for companies wishing to undertake an IPO that now qualify as emerging growth companies but did not previously qualify as smaller reporting companies, and it reduces audit-related costs and lessens certain ongoing reporting requirements.

The JOBS Act also provides scaled disclosure requirements within registration statement, as follows:

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Two years audited financials and two years selected financial data (in lieu of the former requirements for three years audited and five years selected financial data);

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The emerging growth company’s management discussion and analysis only needs to cover years for which the company’s financials are provided; and

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The SEC has indicated emerging growth companies currently in registration may amend to scale back disclosure; however, issuers may be required to add disclosure to explain changes.

Since Daniels Corporate Advisory is currently in registration, we do not intend to scale back our disclosure.  In addition, we are not asking for any confidential treatment with respect to our registration statement.

With respect to executive compensation, emerging growth companies can follow the disclosure requirements for smaller reporting company (generally companies with public float of less than $75 million) under Regulation S-K.  However, unless the SEC issues guidance to the contrary, an already existing issuer that is an emerging growth company but does not qualify as smaller reporting company will not get benefit of reduced executive compensation disclosure.

Under the JOBS Act, emerging growth companies need only provide the following with respect to executive compensation:

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Top three executives (principal executive officer plus two other most highly compensated who earned more than $100,000 in the last fiscal year), rather than the top five;

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One year of compensation disclosure required for a registration statement on Form S-1, the same as current rules (but going forward, only need two years instead of current three year requirement); and

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May omit compensation disclosure and certain compensation tables.

Emerging growth companies have scaled disclosure after an initial public offering, as follows:

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After an IPO, an issuer can take advantage of additional exemptions and reduced disclosure requirements as long as it qualifies as an emerging growth company, including:

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Auditor attestation requirements of Section 404(b) of Sarbanes-Oxley Act of 2002;

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Compensation disclosure and other executive compensation disclosure as noted above;

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Disclosure required for the top three, rather than the top five named executive officers, as noted above;

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Disclosure required for two, rather than three years, as noted above; and

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Dodd-Frank compensation disclosure requirements (say on pay, say on pay frequency, say on golden parachute, pay for performance graph and chief executive officer pay ratio).

After ceasing to qualify as an emerging growth company:

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The issuer must hold first say on pay vote not later than the end of one year period beginning on the date the issuer ceases to be an emerging growth company, or the end of the three year period beginning on the date the emerging growth company ceases to qualify as an emerging growth company, if issuer has been an emerging growth company for less than two years after its first registered sale of equity securities;

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Extended phase-in for new or revised accounting standards.   An emerging growth company will not need to comply with such standards until those standards also apply to private companies;

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Emerging growth companies will also be permitted to use any longer phase-in periods for private companies for any new or revised accounting standards;

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PCAOB rules, including, exempted from any rules mandating audit firm rotation and auditor discussion and analysis if such rules are adopted, and any new rules subject to SEC determination that such rules are “necessary or appropriate in the public interest” after considering investor protection and “whether the action will promote efficiency, competition and capital formation.”

Rules for research coverage for an emerging growth company have been changed to provide:

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New safe harbor rules that provides that broker-dealer publication of research report about an emerging growth company will not constitute an offer, even if broker-dealer is part of syndicate;

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FINRA research restrictions during post-offering period or prior to expiration of lockup under NASD Rule 2711(f) will not apply to post- IPO reports issued in connection with an emerging growth company; and

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Research analysts may meet with accounts or members of an emerging growth company’s management before and after filing, including in presence of or in coordination with investment bankers.

The JOBS Act does not explicitly preempt existing rules and does not expressly address rulemaking by national securities exchanges thus, it is unclear if the exchanges are still permitted to maintain independent conflict of interest rules.

What continues to apply under the JOBS Act:

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Antifraud provisions regarding analyst research;

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Conflicts of interest rules between analysts and investment banking;

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Analyst certification requirements; and

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Restrictions on analyst conduct, compensation, supervision and related matters under NASD Rule 2711 and Global Research Analyst Settlement of 2003.

Response:  We have added the following to page 12 of the “Risk Factors” section of the prospectus:

The JOBS Act allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies.

Since, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act, this election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Response:  We have modified the following on page 27 of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus:

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions and estimates that affect the amounts reported.  Note 1 of Notes to Financial Statements describes the significant accounting policies used in the preparation of the financial statements.  Certain of these significant accounting policies are considered to be critical accounting policies, as defined below.

A critical accounting policy is defined as one that is both material to the presentation of our financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on our financial condition or results of operations.  Specifically, critical accounting estimates have the following attributes:

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We are required to make assumptions about matters that are highly uncertain at the time of the estimate; and

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Different estimates we could reasonably have used, or changes in the estimate that are reasonably likely to occur, would have a material effect on our financial condition or results of operations.

Estimates and assumptions about future events and their effects cannot be determined with certainty.  We base our estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances.  These estimates may change as new events occur, as additional information is obtained and as our operating environment changes.  These changes have historically been minor and have been included in the consolidated financial statements as soon as they became known.  Based on a critical assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that our financial statements are fairly stated in accordance with accounting principles generally accepted in the United States, and present a meaningful presentation of our financial condition and results of operations.

In preparing our financial statements to conform to accounting principles generally accepted in the United States, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes.  These estimates include useful lives for fixed assets for depreciation calculations and assumptions for valuing options and warrants.  Actual results could differ from these estimates.

Since, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act, this election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

2.

Please provide updated financial statements in your next amendment. Refer to Rule 8-08 of Regulation S-X.

Response:  The requested revisions have been made.

Business, page 21

Need For Our Services, page 23

3.

You indicate that there are no provisions in the exclusive agreements prohibiting any client from “entering the corporate strategy consulting business.”  Please clarify whether your exclusive agreements prohibit your clients from obtaining the contracted services from another party.

4.

We note your response to comment 6 of our comment letter dated March 27, 2012 that “in the opinion of management, these personal, built over decades by Mr. Viola, are more valuable than any formal contract relationship.”  Please revise to clarify the purpose of you “purchasing” the exclusive right agreements if your personal relationships are considered sufficient.

Response:  We have made the following revisions to page 25 of the prospectus:

Need For Our Services

Our senior management, after having conducted market research through personal networks and industry association channels, has determined that exclusive contracts are entered into by the small business services company, (including business services, financial planning and estate planning firms) with providers like Daniels Corporate Advisory, who provide very specialized, high end, financial and corporate strategy service specialties.  These small business services firms must compete with their major, fully-integrated, competitors for retention of those clients that have developed to a stage where they possess the critical mass to expand at an accelerated rate, as a public entity, and need the specialty, high-end services.  As a result of Daniels Corporate Advisory providing corporate strategy consulting services, on a cost-effective, outsource basis, these smaller financial/business services firms remain competitive in their industry and can retain those clients that have the most promising of futures.

While there are no provisions in the exclusive services contracts prohibiting any business /financial services client from entering the corporate strategy consulting business, our management believes it would be prohibitively expensive for the smaller business services firm to do so.  There are no contracted remedies to ensure enforcement of our exclusive agreements.  The exclusive rights agreement is renewable annually, on its one year anniversary date.  Clients can, upon completion of all existing assignments under any existing exclusive rights agreement, obtain the contracted services from another party.  All initial potential clients are from direct, personal relationships.  In the opinion of management, these personal relationships, built over decades by Mr. Viola, create a level of trust in known professionalism and expertise that allows for the client sharing on a multi-year basis, instead of year to year.  These personal relationships are more valuable in obtaining a multi-year renewal of the exclusive rights agreement.  Presently all exclusive rights agreements are for one year.

Daniels Corporate Advisory, even though it currently lacks financing to operate on a viable scale, is still able to provide its specialized services to its one client through Mr. Viola, via deferred compensation.  Our sole officer, Mr. Viola, believes that it may be possible to operate at a viable level by accepting a second assignment and that this second public company assignment can be sustained until completion  fees (cash and stock) and from the resulting cash flow from the sales of common stock from its first client.  However, we do not have a subsequent client that currently has large enough critical mass to warrant our on-going services and do not know at this time whether we will be able to attract one.  Talent compensation costs, on a full time basis, as well as the fixed costs associated with a estimated six month lead time necessary to ramp up a similar operation would not be feasible without significant capital reserves which most of the firms being approached by Daniels Corporate Advisory would not have.  In addition, no firm in the market niche Daniels Corporate Advisory is targeting would have the capital base necessary to do in-house, merchant banking for clients on the scale that we may be able to service based upon (1) interim financing, in the form of loans from Mr. Viola, and (2) the use of potential stock sale profits from the completion of our one corporate strategy assignment for a public company.

Additional financing is contemplated through a private placement or a subsequent registration of common stock.  Daniels Corporate Advisory believes its position in the market-niches it has chosen will be secure because it will be a better capitalized, more cost-effective alternative for the providing of its specialized services.

Selling Stockholders, page 38

5.

We note your revision in response to comment 8 that certain persons are “believed” to have voting or investment control of certain shares.  Please revise to unequivocally identify the persons or explain your basis for just disclosing your belief related to share ownership.  Please refer to Question 140.02 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:  The requested revisions have been made.

Attachment A, page 51

6.

Please revise the letter to clarify that the liability provisions under the Securities Act of 1933 will apply to the persons selling your shares and identify the fixed price that the shares need to be sold at.

Response:  The requested revisions have been made.

7.

You indicate that you will indemnify persons that will be selling your shares.  Please revise to clarify the significance of such indemnification in light of your current financial status.

Response:  The requested revisions have been made.

Request is hereby made for the acceleration of the effective date of our registration statement on Form S-1, File No. 333-169128 at 4:00 P.M., Eastern time, on June 8, 2012, or as soon as practicable thereafter.

In addition, the Company acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ Arthur D. Viola,

Chief Executive Officer